Exhibit 99.1

11 September 2024

CORPORATE RELEASE

Manchester United PLC Reports Fourth Quarter

and Full Year Fiscal 2024 Results; Restructuring Initiatives to Drive
Cost Savings

Key Points

•	Achieved 4Q total revenues of £142.2 million, which contributed to record fiscal 2024 total revenues of £661.8 million driven by record Commercial and Matchday revenues
•	4Q Matchday revenues were £32.6 million and contributed to record fiscal 2024 Matchday revenues of £137.1 million with eight less home matches played during the year
•	Other operating expenses for fiscal 2024 improved by £13.8 million versus fiscal 2023, due to fewer home matches played and lower associated non-personnel football costs
•	Achieved record ticket sales and attendance in 2023/24, including a doubling of women’s matchday revenues, and the highest ever number of paid global memberships sold at 438k; for the 2024/25 season, general admission season tickets sold out at the fastest rate ever and the waiting list for season tickets has increased to 171k
•	During 4Q, investments in Old Trafford included new hospitality facilities, expansion of rail seating and kiosk refurbishments to support continued growth and enhance fan engagement and atmosphere
•	Club recently announced an extension of its new front-of-shirt sponsorship deal with Qualcomm’s Snapdragon brand to 2029
•	Construction commenced in July on the main building of the Carrington Training Complex to support an improved performance environment
•	New 2024/25 season kits achieved a combined record-breaking launch
•	E-commerce transitioned to an in-house operation in partnership with SCAYLE on 5 September
•	The men’s first team has been strengthened by the additions of Manuel Ugarte, Joshua Zirkzee, Leny Yoro, Matthijs de Ligt and Noussair Mazraoui; while the women’s team was strengthened with new signings Celin Bizet, Dominique Janssen, Elizabeth Terland, Anna Sandberg and Simi Awujo and the permanent signing of Melvine Malard
•	In January 2024, a club-wide business transformation plan commenced and these efforts accelerated into 4Q24 with the aim of improving operating efficiency via cost-savings, headcount rationalization and changes to the organizational structure; these improvements are expected to impact fiscal years 2025 and 2026 and are anticipated to contribute towards investments in football and other club projects
•	For full year fiscal 2025, the Company introduces revenue guidance of £650 to £670 million and adjusted EBITDA guidance of £145 million to £160 million, which reflects a partial year impact of recent restructuring initiatives

MANCHESTER, England – 11 September 2024 – Manchester United (NYSE: MANU; the “Company” and the “Group”) – one of the most popular and successful sports teams in the world – today announced financial results for the 2024 fiscal fourth quarter and twelve months ended 30 June 2024.

1

Management Commentary

Omar Berrada, Chief Executive Officer, commented, “It has been a busy off-season for the club with successful training camps for both our men’s and women’s teams. We have strengthened our men’s first team with five exciting players and put a new football leadership structure in place to provide greater support to our manager, Erik ten Hag. Dan Ashworth was appointed Sporting Director and Jason Wilcox joined us as Technical Director, two extremely experienced and highly respected professionals who will add great depth to our team. We have added six players to our women’s team and are investing to ensure all of our teams have access to world-class training facilities at a fully renovated Carrington. We are also delighted to have extended our Principal Partnership with Snapdragon, after an excellent start, for a further two years in addition to the initial three-year term.

“As I embark on my new role as Chief Executive Officer of this historic club, we are all extremely focused on working collectively to create a bright future with football success at the heart of it. We are working towards greater financial sustainability and making changes to our operations to make them more efficient, to ensure we are directing our resources to enhancing on-pitch performance. Today, we announce new guidance for fiscal 2025 which reflects a partial year impact of the transformative cost-savings and organizational changes that we have been busy implementing over the summer.

“Ultimately, the strength of Manchester United is driven by the passion and loyalty of our supporters. Our clear objective is to return the club to the top of European football. Everyone at the club is aligned on a clear strategy to deliver sustained success both on and off the pitch, for the ultimate benefit of our fans, shareholders, and hugely diverse range of stakeholders.”

Recent Restructuring and Cost-Savings Initiatives

Beginning in the third quarter of fiscal 2024, the club commenced a business transformation plan to unlock operational efficiency with the ultimate goal of improving the club’s financial sustainability and maximize the resources available to improve football operations. These initiatives included installing a new executive leadership team covering both the business and sporting side, streamlining the organizational structure and, following a thorough cost review by Interpath Advisory, the club implemented a significant cost rationalization program.

In January 2024, the club announced the appointment of new CEO Omar Berrada and a new football leadership team was installed under his leadership, creating a new reporting structure with seasoned football leaders, Dan Ashworth and Jason Wilcox. Additional club executive leadership was also appointed in April, and the new non-football structure will be supported by a more streamlined organization. Beginning in March 2024, the club engaged Interpath Advisory for a thorough club-wide cost review which identified substantial cost-savings. As a result of this change in strategy and with the intention of creating a leaner, agile and more sustainable structure, the club subsequently announced an employee redundancy program in July 2024, which was concluded at the end of August 2024 and resulted in the rationalization of the club’s employee base by approximately 250 roles across all departments.

In total, the club expects to realize annualized cost savings of approximately £40 million to £45 million, before implementation costs of £10 million. Due to timing and other contractual obligations, the club expects to realize these savings over fiscal years 2025 and 2026.

2

Outlook and Guidance Details

For fiscal 2025, the Company is introducing new full year revenue guidance of £650 million to £670 million and new adjusted EBITDA guidance of £145 million to £160 million, while exceptional costs related to severance charges associated with the headcount reduction program are expected to total approximately £10 million. Included in full year revenue guidance is an approximate £30 million improvement to Retail, Merchandising and Licensing revenues driven by the transition of e-commerce to an in-house operation in partnership with SCAYLE to better serve our global fans and followers with an expanded and more compelling offering, new merchandise categories, as well as greatly improved fulfilment and product availability. The new re-branded site (https://store.manutd.com/) was launched on 5 September, and due to timing, the topline impact for the first quarter 2025 will be minimal, however we expect revenue to build through the Holiday season in the second quarter 2025 and into the second half of the fiscal year as we recognize the transactional revenue. Full year Broadcasting revenues in fiscal 2025 will be approximately £30 million lower than the prior year, given the men’s first team’s participation in the UEFA Europa League versus Champions’ League participation in fiscal 2024.

For the full year fiscal 2025, the club currently anticipates non-player capital expenditures to total approximately £60 million and includes the upgrade of the main players’ building at the Carrington Training Centre, which is on plan to be completed by the end of the 2024/25 season and is intended to enhance the performance environment. In March 2024, the club led the creation of the Old Trafford Regeneration Task Force to explore options for the revitalization of the Old Trafford area in Greater Manchester. The task force has since convened for four meetings and all options continue to be vetted as the Task Force continues to seek input and feedback from all key stakeholders.

The club remains committed to, and in compliance with, both the Premier League’s Profit and Sustainability Rules and UEFA’s Financial Fair Play Regulations.

Phasing of Premier League games*	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2024/25 season	6	13	10	9	38
2023/24 season	7	13	9	9	38
2022/23 season	6	10	10	12	38

*As of 11 September 2024; subject to change

3

Key Financials (unaudited)

£ million (except loss per share)	Twelve months ended 30 June			Three months ended 30 June
	2024	2023	Change	2024	2023	Change
Commercial revenue	302.9	302.9	-	71.2	67.4	5.6%
Broadcasting revenue	221.8	209.1	6.1%	38.4	64.5	(40.5)%
Matchday revenue	137.1	136.4	0.5%	32.6	35.4	(7.9)%
Total revenue	661.8	648.4	2.1%	142.2	167.3	(15.0)%
Adjusted EBITDA(1)	147.7	154.9	(4.6)%	19.3	43.2	(55.3)%
Operating loss	(69.3)	(11.2)	(518.8)%	(32.4)	(0.3)	(10,700.0)%

Loss for the period (i.e. net loss)	(113.2)	(28.7)	(294.4)%	(36.3)	(2.9)	(1,151.7)%
Basic loss per share (pence)	(68.44)	(17.59)	(289.1)%	(21.44)	(1.79)	(1,097.8)%
Adjusted loss for the period (i.e. adjusted net loss)(1)	(55.1)	(42.1)	(30.9)%	(26.7)	(10.1)	(164.4)%
Adjusted basic loss per share (pence)(1)	(33.32)	(25.84)	(28.9)%	(15.79)	(6.18)	(155.5)%

Non-current borrowings in USD (contractual currency) (2)	$650.0	$650.0	0.0%	$650.0	$650.0	0.0%

(1) Adjusted EBITDA, adjusted loss for the period and adjusted basic loss per share are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” on page 9 and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) In addition to non-current borrowings, the Group maintains a revolving credit facility which varies based on seasonal flow of funds. The outstanding balance of the revolving credit facility as of 30 June 2024 was £30.0 million and total current borrowings including accrued interest payable was £35.6 million. At 30 June 2023, the outstanding balance of the revolving credit facility was £100.0 million and current borrowings including accrued interest payable was £106.0 million.

4

Revenue Analysis

Commercial

Commercial revenue for the year was £302.9 million, in line with commercial revenue of £302.9 million in the prior year.

•	Sponsorship revenue was £177.8 million, a decrease of £11.7 million, or 6.2%, over the prior year, primarily due to a one-off sponsorship credit in the prior year.
•	Retail, Merchandising, Apparel & Product Licensing revenue was £125.1 million, an increase of £11.7 million, or 10.3%, over the prior year, primarily due to the extension of our agreement with adidas and record fiscal year revenue performance of the Megastore, which improved 8.0% over the prior year.

For the quarter, commercial revenue was £71.2 million, an increase of £3.8 million, or 5.6%, over the prior year quarter.

•	Sponsorship revenue was £41.8 million, an increase of £1.5 million, or 3.7% over the prior year quarter, primarily due to differences across our sponsors agreements year on year; and
•	Retail, Merchandising, Apparel & Product Licensing revenue was £29.4 million, an increase of £2.3 million, or 8.5%, over the prior year quarter, due to the extension of our agreement with adidas, partially offset by lower Megastore sales resulting from fewer matches being played at Old Trafford in the quarter.

Broadcasting

Broadcasting revenue for the year was £221.8 million, an increase of £12.7 million, or 6.1%, over the prior year, primarily due to the men’s first team participating in the UEFA Champions League compared to the UEFA Europa League in the prior year. This is partially offset by the men’s first team being eliminated in the group stage of the UEFA Champions League and finishing 8th in the Premier League in the current year, compared to reaching the Quarter-finals of the UEFA Europa League and finishing 3rd in the Premier League in the prior year.

Broadcasting revenue for the quarter was £38.4 million, a decrease of £26.1 million, or 40.5%, over the prior year quarter, primarily due to the impact of our men’s first team finishing 8th in the Premier League compared to 3rd in the prior year, as well as playing 5 fewer matches in the current year quarter compared to the prior year quarter.

Matchday

Matchday revenue for the year was £137.1 million, an increase of £0.7 million, or 0.5%, over the prior year, due to strong demand for hospitality offers, mostly offset by the men’s first team playing 8 fewer home matches in the current year.

Matchday revenue for the quarter was £32.6 million, a decrease of £2.8 million, or 7.9%, over the prior year quarter, due to playing 2 fewer home matches in the current year quarter.

5

Other Financial Information

Operating expenses

Total operating expenses for the year were £768.5 million, an increase of £87.4 million, or 12.8%, over the prior year. This increase is explained by category below.

Employee benefit expenses

Employee benefit expenses for the year were £364.7 million, an increase of £33.3 million, or 10.0%, over the prior year, primarily as a result of the men’s first team participating in the UEFA Champions League in the current year compared to the UEFA Europa League in the prior year.

Other operating income

Other operating income for the year was £nil, compared to £1.1 million in the prior year.

Other operating expenses

Other operating expenses for the year were £149.4 million, a decrease of £13.8 million, or 8.5%, over the prior year. This is primarily due to reduced matchday costs associated with the men’s first team playing 8 fewer home matches in the current year than the prior year.

Depreciation, impairment and amortization

Depreciation and impairment for the year was £16.5 million, an increase of £2.7 million, or 19.6%, over the prior year, as a result of increased capital investment in tangible fixed assets at the Club. Amortization for the year was £190.1 million, an increase of £17.4 million, or 10.1%, over the prior year, due to investment in the first team playing squad. The unamortized balance of registrations at 30 June 2024 was £408.6 million.

Exceptional items

Exceptional items for the year were a cost of £47.8 million. This primarily comprises of costs incurred in relation to the sale of 27.7% of the Group’s voting rights to Trawlers Limited, an entity wholly owned by Sir Jim Ratcliffe, including transactions fees payable on completion and compensation for loss of office. The charge also includes additional contributions we expect to pay towards the Football League pension scheme deficit based on the latest actuarial valuation. Exceptional items in the prior year were £nil.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the year was £37.4 million, compared to £20.4 million for the prior year.

Net finance costs

Net finance costs for the year were £61.4 million, compared to net finance costs of £21.4 million for the prior year, an increase of £40.0 million, or 186.9%. This is primarily due to more stable foreign exchange rates in the current year resulting in a small unrealized foreign exchange loss on unhedged USD borrowings of £2.8m, compared to large unrealized foreign exchange gain in the prior year of £22.4m. The current year also saw an increase in interest costs payable on our external borrowings and a larger discounting charge on player creditors due to investment in the first team playing squad.

6

Income tax

The income tax credit for the year was £17.5 million, compared to a credit of £3.9 million in the prior year. In both years the credit arises primarily as a result of deferred tax assets recognised in respect of losses arising in the year.

Cash flows

Overall cash and cash equivalents (including the effects of exchange rate movements) decreased by £2.5 million in the year, compared to a decrease of £45.2 million in the prior year.

Net cash inflow from operating activities for the year was £85.7 million, a decrease of £10.1 million compared to a net cash inflow of £95.8 million for the prior year. This is explained further in the Statement of Cash Flows on page 14 and Cash Generated from Operations note on page 17.

Net capital expenditure on property, plant and equipment for the year was £17.5 million, an increase of £1.9 million over the prior year. This is primarily due to expenditure on the upgrade of facilities at Carrington Training Centre.

Net capital expenditure on intangible assets for the year was £153.7 million, an increase of £29.1 million over the prior year, due to continued investment in the first team playing squad.

Net cash inflow from financing activities for the year was £86.2 million. This is due to £158.5 million of proceeds from the issue of shares as part of the transaction agreement with Trawlers Limited, partially offset by £70.0 million of net repayments on our revolving facilities.

Balance sheet

Our USD non-current borrowings as of 30 June 2024 were $650 million, which was unchanged from 30 June 2023. As a result of the year-on-year change in the USD/GBP exchange rate from 1.2716 at 30 June 2023 to 1.2643 at 30 June 2024, our non-current borrowings when converted to GBP were £511.0 million, compared to £507.3 million at the prior year end.

In addition to non-current borrowings, the Group maintains a revolving credit facility which varies based on seasonal flow of funds. Current borrowings including accrued interest, at 30 June 2024 were £35.6 million compared to £106.0 million at 30 June 2023.

As of 30 June 2024, cash and cash equivalents were £73.5 million compared to £76.0 million at the prior year end. This movement is detailed further in the Statement of Cash Flows on page 14 of this report.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 146-year football heritage we have won 69 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers. Our large, passionate and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Cautionary Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627) as supplemented by the risk factors contained in the Company’s other filings with the Securities and Exchange Commission.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth is preliminary and subject to adjustments. The audit of the financial statements and related notes to be included in our annual report on Form 20-F for the year ended 30 June 2024 is still in progress. Adjustments to the financial statements may be identified when audit work is completed, which could result in significant differences from this preliminary unaudited financial information.

Non-IFRS Measures: Definitions and Use

1.	Adjusted EBITDA

Adjusted EBITDA is defined as loss for the period before depreciation and impairment, amortization, profit on disposal of intangible assets, net finance costs/income, exceptional items and tax.

Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation, impairment and amortization), material volatile items (primarily profit on disposal of intangible assets and exceptional items), capital structure (primarily finance income/costs), and items outside the control of our management (primarily taxes). Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of loss/profit for the period to adjusted EBITDA is presented in supplemental note 2.

2.	Adjusted loss for the period (i.e. adjusted net loss)

Adjusted loss for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on unhedged US dollar denominated borrowings (including foreign exchange losses immediately reclassified from the hedging reserve following change in contract currency denomination of future revenues), and fair value movements on embedded foreign exchange derivatives and foreign currency options, adding/subtracting the actual tax expense/credit for the period, and subtracting/adding the adjusted tax expense/credit for the period (based on a normalized tax rate of 25%; 2023: 21%). The normalized tax rate of 25% is the current UK corporation tax rate (2023: US federal corporate income tax rate of 21%).

In assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of the items referred to above and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the weighted average US federal corporate income tax rate of 21% (2023: 21%) applicable during the financial year. A reconciliation of loss for the period to adjusted loss for the period is presented in supplemental note 3.

3. Adjusted basic and diluted loss per share

Adjusted basic and diluted loss per share are calculated by dividing the adjusted loss for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted loss per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. There is one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted loss per share are presented in supplemental note 3.

Key Performance Indicators

	Twelve months ended		Three months ended
	30 June		30 June
	2024	2023	2024	2023
Revenue
Commercial % of total revenue	45.8%	46.7%	50.1%	40.3%
Broadcasting % of total revenue	33.5%	32.2%	27.0%	38.6%
Matchday % of total revenue	20.7%	21.0%	22.9%	21.2%

	2023/24 Season	2022/23 Season	2023/24 Season	2022/23 Season
Home Matches Played
PL	19	19	5	6
UEFA competitions	3	6	-	1
Domestic Cups	3	8	-	-
Away Matches Played
PL	19	19	4	6
UEFA competitions	3	6	-	1
Domestic Cups	5	4	2	2
Other
Employees at period end	1,127	1,134	1,127	1,134
Employee benefit expenses % of revenue	55.1%	51.1%	62.0%	51.9%

Contacts

Investor Relations: Corinna Freedman Head of Investor Relations +44 738 491 0828 Corinna.Freedman@manutd.co.uk	Media Relations: Andrew Ward Director of Media Relations & Public Affairs +44 161 676 7770 andrew.ward@manutd.co.uk

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(unaudited; in £ thousands, except per share and shares outstanding data)

	Twelve months ended 30 June		Three months ended 30 June
	2024	2023	2024	2023
Revenue from contracts with customers	661,755	648,401	142,210	167,331
Operating expenses	(768,530)	(681,117)	(181,375)	(173,158)
Other operating income	-	1,112	-	1,112
Profit on disposal of intangible assets	37,422	20,424	6,752	4,455
Operating loss	(69,353)	(11,180)	(32,413)	(260)
Finance costs	(63,867)	(44,917)	(10,147)	(14,140)
Finance income	2,496	23,523	990	12,620
Net finance costs	(61,371)	(21,394)	(9,157)	(1,520)
Loss before tax	(130,724)	(32,574)	(41,570)	(1,780)
Income tax credit/(expense)	17,565	3,896	5,294	(1,141)
Loss for the period	(113,159)	(28,678)	(36,276)	(2,921)

Basic and diluted loss per share:
Basic and diluted loss per share (pence) (1)	(68.44)	(17.59)	(21.44)	(1.79)
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share (thousands) (1)	165,345	163,062	169,220	163,062

(1) For the twelve and three months ended 30 June 2024 and the twelve and three months ended 30 June 2023, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of 30 June
	2024	2023
ASSETS
Non-current assets
Property, plant and equipment	256,118	253,282
Right-of-use assets	8,195	8,760
Investment properties	19,713	19,993
Intangible assets	837,564	812,382
Deferred tax asset	17,607	-
Trade receivables	27,930	22,303
Derivative financial instruments	380	7,492
	1,167,507	1,124,212
Current assets
Inventories	3,543	3,165
Prepayments	18,759	16,487
Contract assets – accrued revenue	39,778	43,332
Trade receivables	36,999	31,167
Other receivables	2,735	9,928
Income tax receivable	-	5,317
Derivative financial instruments	1,917	8,317
Cash and cash equivalents	73,549	76,019
	117,280	193,732
Total assets	1,344,787	1,317,944

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of 30 June
	2024	2023
EQUITY AND LIABILITIES
Equity
Share capital	55	53
Share premium	227,361	68,822
Treasury shares	(21,305)	(21,305)
Merger reserve	249,030	249,030
Hedging reserve	(1,000)	4,002
Retained deficit	(309,251)	(196,652)
	144,890	103,950
Non-current liabilities
Deferred tax liabilities	-	3,304
Contract liabilities - deferred revenue	5,347	6,659
Trade and other payables	175,894	161,141
Borrowings	511,047	507,335
Lease liabilities	7,707	7,844
Derivative financial instruments	4,911	748
Provisions	-	93
	704,906	687,124
Current liabilities
Contract liabilities - deferred revenue	198,628	169,624
Trade and other payables	249,030	236,472
Income tax liabilities	427	-
Borrowings	35,574	105,961
Lease liabilities	934	1,036
Derivative financial instruments	2,603	931
Provisions	7,795	12,846
	494,991	526,870
Total equity and liabilities	1,344,787	1,317,944

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Twelve months ended 30 June		Three months ended 30 June
	2024	2023	2024	2023
Cash flows from operating activities
Cash generated from operations (see supplemental note 4)	117,461	128,857	132,186	116,663
Interest paid	(37,225)	(31,952)	(5,387)	(6,675)
Interest received	1,686	496	833	289
Tax refunded/(paid)	3,749	(1,632)	(1,775)	(1,020)
Net cash inflow from operating activities	85,671	95,769	125,857	109,257
Cash flows from investing activities
Payments for property, plant and equipment	(17,511)	(15,611)	(2,562)	(5,795)
Payments for intangible assets	(190,721)	(156,165)	(4,326)	(11,449)
Proceeds from sale of intangible assets	37,028	31,616	762	11,785
Net cash outflow from investing activities	(171,204)	(140,160)	(6,126)	(5,459)
Cash flows from financing activities
Proceeds from borrowings	160,000	100,000	-	-
Repayment of borrowings	(230,000)	(100,000)	(110,000)	(100,000)
Proceeds from issue of shares	158,542	-	-	-
Principal elements of lease payments	(976)	(1,952)	(296)	(350)
Debt issue costs paid	(1,335)	-	(1,335)	-
Net cash inflow/(outflow) from financing activities	86,231	(1,952)	(111,631)	(100,350)
Effects of exchange rate changes on cash and cash equivalents	(3,168)	1,139	(1,545)	(1,162)
Net (decrease)/increase in cash and cash equivalents	(2,470)	(45,204)	6,555	2,286
Cash and cash equivalents at beginning of period	76,019	121,223	66,994	73,733
Cash and cash equivalents at end of period	73,549	76,019	73,549	76,019

SUPPLEMENTAL NOTES

1	General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands.

2	Reconciliation of loss for the period to adjusted EBITDA

	Twelve months ended 30 June		Three months ended 30 June
	2024 £’000	2023 £’000	2024 £’000	2023 £’000
Loss for the period	(113,159)	(28,678)	(36,276)	(2,921)
Adjustments:
Income tax (credit)/expense	(17,565)	(3,896)	(5,294)	1,141
Net finance costs	61,371	21,394	9,157	1,520
Profit on disposal of intangible assets	(37,422)	(20,424)	(6,752)	(4,455)
Exceptional items	47,778	-	7,843	-
Amortization	190,123	172,684	46,521	44,652
Depreciation and impairment	16,526	13,848	4,127	3,294
Adjusted EBITDA	147,652	154,928	19,326	43,231

3	Reconciliation of loss for the period to adjusted loss for the period and adjusted basic and diluted loss per share

	Twelve months ended 30 June		Three months ended 30 June
	2024 £’000	2023 £’000	2024 £’000	2023 £’000
Loss for the period	(113,159)	(28,678)	(36,276)	(2,921)
Exceptional items	47,778	-	7,843	-
Foreign exchange losses/(gains) on unhedged US dollar denominated borrowings	2,755	(22,375)	(307)	(12,081)
Fair value movement on embedded foreign exchange derivatives	6,742	1,604	(1,590)	1,106
Income tax (credit)/expense	(17,565)	(3,896)	(5,294)	1,141
Adjusted loss before tax	(73,449)	(53,345)	(35,624)	(12,755)
Adjusted income tax credit (using a normalized tax rate of 21% (2023: 21%))	18,362	11,202	8,906	2,679
Adjusted loss for the period (i.e. adjusted net loss)	(55,087)	(42,143)	(26,718)	(10,076)

Adjusted basic and diluted loss per share:
Adjusted basic and diluted loss per share (pence)(1)	(33.32)	(25.84)	(15.79)	(6.18)
Weighted average number of ordinary shares used as the denominator in calculating adjusted basic and diluted loss per share (thousands) (1)	165,345	163,062	169,220	163,062

(1) For the twelve and three months ended 30 June 2024 and the twelve and three months ended 30 June 2023 potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

4	Cash generated from operations

	Twelve months ended 30 June		Three months ended 30 June
	2024 £’000	2023 £’000	2024 £’000	2023 £’000
Loss for the period	(113,159)	(28,678)	(36,276)	(2,921)
Income tax (credit)/expense	(17,565)	(3,896)	(5,294)	1,141
Loss before income tax	(130,724)	(32,574)	(41,570)	(1,780)
Adjustments for:
Depreciation and impairment	16,526	13,848	4,127	3,294
Amortization	190,123	172,684	46,521	44,652
Profit on disposal of intangible assets	(37,422)	(20,424)	(6,752)	(4,455)
Net finance costs	61,371	21,394	9,157	1,520
Non-cash employee benefit expense - equity-settled share-based payments	875	1,753	(1,032)	39
Foreign exchange losses on operating activities	2,041	2,989	1,153	(1,958)
Reclassified from hedging reserve	-	267	-	513
Changes in working capital:
Inventories	(378)	(965)	214	(520)
Prepayments	(1,726)	(1,704)	(415)	(80)
Contract assets – accrued revenue	3,554	(7,093)	14,109	19,541
Trade receivables	2,358	24,433	4,864	20,754
Other receivables	7,193	(8,359)	(900)	(7,897)
Contract liabilities – deferred revenue	27,692	(6,261)	94,498	42,360
Trade and other payables	(18,904)	(31,139)	10,955	731
Provisions	(5,118)	8	(2,743)	(51)
Cash generated from operations	117,461	128,857	132,186	116,663